November 21, 2008
VIA E-MAIL AND EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Attention:	Mr. William C. Friar Mr. Jonathan E. Gottlieb

Re:	Northern States Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-19300
Filed November 14, 2008

Dear Mr. Friar:
     On behalf of Northern States Financial Corporation (“the Company”), we are submitting the following responses to the comments in the letter from William C. Friar of the Staff of the Securities and Exchange Commission (the “Commission”) dated November 18, 2008 (the “Comment Letter”) with respect to the above-referenced filing. For your convenience, enclosed is a copy of the Company’s revised preliminary proxy statement that is being submitted to the Commission today, which has been marked to show changes against the related disclosures contained in the initial filing.
     Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter. Unless otherwise indicated our responses correspond to the revised preliminary proxy statement.
Why is the Amendment . . . necessary, page 2
     1. Clarify whether you have applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.
     Please refer to the revised disclosure on page 2 in response to the Staff’s comment.

United States Securities and Exchange Commission
November 21, 2008

What will the consequences be, page 4
     2. Briefly discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved by shareholders and the Treasury Department denies your application.
     Please refer to the revised disclosure beginning on page 3 in response to the Staff’s comment.
Capital Purchase Program, page 6
     3. Please discuss how your participation in the Capital Purchase Program may
•	impact the holders of any outstanding senior classes of your securities;
Please refer to the revised disclosure on page 6 in response to the Staff’s comment. Please note that the company does not have any outstanding senior classes of securities.
•	impact the rights of your existing common shareholders;
Please refer to the revised disclosure beginning on page 6 in response to the Staff’s comment.
•	dilute the interests of your existing common shareholders;
Please refer to the revised disclosure on page 7 in response to the Staff’s comment.
•	require you to expand your board of directors to accommodate Treasury Department appointments to it;
Please refer to the existing disclosure on page 7 — “Voting Rights,” in which the Company notes that if dividends on the Senior Preferred Shares are not paid in full for six dividend periods, whether or not consecutive, holders of the Senior Preferred Shares will have the right to elect two directors and the right to elect directors will end when full dividends have been paid for four consecutive dividend periods.
•	require you to register for resale securities you have issued to the Treasury Department; and

United States Securities and Exchange Commission
November 21, 2008

Please refer to the revised disclosure beginning on page 5 in response to the Staff’s comment.
•	impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.
Please refer to the revised disclosure on page 6 in response to the Staff’s comment.
     4. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.
     Please refer to the revised disclosure on pages 2, 4 and 5 in response to the Staff’s comment.
Financial Statements
     5. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase comment stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.
     If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of the Capital Purchase Program upon both the balance sheet and the income statement.
     In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:
•	how the application of the proceeds of the transaction may potentially effect your net interest margin;

United States Securities and Exchange Commission
November 21, 2008

•	how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and
•	how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.
     Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable. You should consider only those plans for the proceeds that meet the factually supportable criteria.
     Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, in your proxy statement, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.
     In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.
     If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders’ equity and your capital ratios.
Please see pages 8 to 10 in which the Company has provided a pro forma balance sheet as of September 30, 2008 and pro forma income statements for the year ended December 31, 2007 and the nine months ended September 30, 2008. In addition, please see page 13, which provides for the incorporation by reference of certain required historical financial information of the Company.

United States Securities and Exchange Commission
November 21, 2008

     We appreciate your prompt review of and assistance with this response. Please feel free to call me at 312-609-7835 if you have any questions or further comments.

Very truly yours,

/s/Jennifer Durham King
Jennifer Durham King
JDK/bjp

cc:	Mr. Fred Abdula

November 21, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Attention:	Mr. William C. Friar Mr. Jonathan E. Gottlieb

Re:	Northern States Financial Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-19300
Filed November 14, 2008

Ladies and Gentlemen:
     With respect to the response to the comment letter, dated November 18, 2008, of the staff of the Securities and Exchange Commission (the “Commission”) received in regards to the above referenced filing, Northern States Financial Corporation (the “Company”) acknowledges that:
     (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;
     (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NORTHERN STATES FINANCIAL CORPORATION
By:	/s/ Fred Abdula
	Name:	Fred Abdula
	Title:	Chairman of the Board and President